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                                                                       Exhibit 3

USA will file a proxy statement and other relevant documents concerning USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal and certain related transactions with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE PROPOSED TRANSACTIONS. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention:
Investor Relations.

INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY WHEN AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION CONCERNING THE PROPOSED TRANSACTIONS.

USA and its directors and officers may be deemed to be participants in the solicitation of proxies from USA shareholders to adopt the agreement providing for USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal and the other related transactions described therein. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on
Schedule 14A filed by USA with the SEC on April 9, 2001. Copies of USA filings may be obtained free of charge at the SEC's website at www.sec.gov < http://www.sec.gov >.


                          VIVENDI UNIVERSAL USA NETWORK

                   PRESS CONFERENCE TRANSCRIPT (10:30 AM CALL)

[recording device is activated]

UM1: OK... thank you for joining us this morning...I was, this morning, as a true New Yorker, going through my New York Times newspaper when I read these headlines: Messier Hits Milestone in His Search for a Title. I found that was a little bit strange of a title of headlines for today's announcement. And then I was going through the article, who says: Messier who turns 41 next month--no, sorry, it has been 45 this months--demonstrated Saturday night. I saw that it was more on Sunday night that he can still play a young man's game--not so sure--and a team game when needed. Definitely so--the team game when needed. And after that it was saying longevity's probably the first thing that comes to mind; and also being pretty lucky and fortunate to be surrounded by good people all the way through...yes...being surrounded by good people all the way through. And that's the reason why I'm so pleased this morning to be here on this stage with Barry...but to have in the front row here my friend Edgar, Pierre [unintelligible], Ron Meyer, who is going to be the clear number two of this wonderful venture...Michael Jackson. And after reading the New York Times, I was going through Barry's statement. And Barry's statement in his press release...there was one expression I like very much: `great Good Luck.' I can take it. I have

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                              a great good luck...which is to be able to
                              transform and grow a group like Vivendi Universal; and to be able to work with people like Barry, Ron, Pierre, and a few others. So, that being said, and definitely Mar Messier is a great player...[laughter] and I am not. That being said, let's go to the core of what we are doing together" creating Vivendi Universal Entertainment, VUE in English...VUE, or `VUE' with a loud French accent. And let me start by telling you that this has been a story in our discussions between Barry and I for more than one year where we have been discussing since the very beginning of the creation of vivendi Universal...what we can do and what we can do more together. Even if it has been in real terms and agreements the very day of Thanksgiving, which was a good sign. And it was, which is also a...looking to the future, it was a wireless handshake...you have pictures requiring live handshake...today most of the handshakes are wireless handshakes, and that's where the future lies. And in that case, it was a Thanksgiving wireless handshake. This combination that we are presenting to you this morning is the simplest you can imagine. It is simplest because this is the time in the US industry of integration and consolidation. And putting together Universal Studios Group and USA-I Entertainment assets is an obvious move for both of us...it's a natural fit. So if that's obvious and natural, let's do it. This combination, VUE Entertainment, is creating a new US major...a tier one player. And

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                              that's the reason why we choose as a code name for
                              these discussions: Tier One because this code name is exactly expressing what we intend to build and to develop. And we saw that it was the right place to compete and the right time. And thanks to these transactions Vivendi Universal's strategy in the US is coming together and I'm glad of it. So very simple on the strategic basis...very simply also on the management side and on the people side.
                              This business is about talents. Talents are the keystone...the key asset of the creative businesses. And, here, vivendi Universal Entertainment will start with the greatest talented team that you can imagine. I'm glad for that to have Barry's commitment to be on board as the chairman and CEO, both for Barry's industry vision but also for Barry's track record in terms of cash [unintelligible] gross, asset value...that's my job vis a vie VUE shareholders. By introducing Barry in this position, I'm serving my shareholders. But this team is, and all the leadership of Barry, not only about Barry. There will be a clear and fantastic number two with this team...his name, you know him, that's Ron Meyer. And Ron has achieved since Edgar has come to join Universal Studios, the most wonderful turnaround and successful paths of the histories of this industry in the States. Ron will be along Barry the number two of this venture with...along with him three outstanding top executives: Michael Jackson, who will report to Ron and who will, for the film spot,

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                              report to Stacy--Stacy will have under her
                              leadership all the movies activities. Stacy will report to Ron; and Tom Williams on the recreation business will do so too. A wonderful team...with the addition of Pierre Leskur. And when I was asked over the last few days on when I heard questions about, `How is that going to work between Barry and pierre?' I was saying to myself, `look, it means that Pierre has made a good job with Universal Studios and in the integration between Universal Studios and Studio Canal over the last year. Because if Pierre has not made a good job over the last year this question would even not arise. So, this business is about talents. We have a wonderfully talented team around the leadership of Barry and Ron. This transaction is so simple on the personal basis. Barry and I...Barry is supposed to have--I read that also in the press this morning--a strong personality. Wow. [laughter]. I Think that it's going to be easy to work because our relationship is based only on two things: the first one is trust and respect, trust and confidence; it's achieved by being candid, direct, and business-focused. And a second characteristic of our relationship is, in this case, mutual freedom. Because of those two characteristics, this may and this will work. On the financial side...that's a clear win-win. USAI's getting a good price and a full price for its assets. But vivendi Universal on this side, without getting into details on the financing, we are fully taking the advantage back of the initial transaction originated by

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                              Edgar Broffman Jr. To have a step two you need a
                              step one. That's basic but that's
                              true...everywhere at any time. And, as you realized, most of the price that we are paying for USAI Entertainment assets are the shares that we received at the time of the '97-'98 transactions; and the cash, even on the nominal basis, we used it nicely over that period of time that we received at that time. Most of the transaction is based on the initial consideration received by Seagram. So to a large extent I want to sort of thank and to thank my friend Edgar Broffman for having initiated this transaction in '97. There was a few goals in this transaction. The first one, which was uncertain in terms of timing at that time, was a dream of Edgar to get the full control back of these assets one day after having them being grown and successfully grown by the best manager...[recording briefly stops then starts]...We are swapping non-co, non-consolidated assets against fully controlled--Barry, the lights will go up when you stand up. [laughter] So, it's a...it's very good because those non-co, non-consolidated assets...we are turning them in fully controlled, fully integrated, fully managed, fully consolidated, full access to cash flow, strategic assets. And, finally, we get so the relationship and the enhancements of our relationship with Liberty Media. This value and industry-driven transaction is very positive to Vivendi Universal. I want to welcome...so in this room I speak about the first row but in the last row...Doug, thank you for joining

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                              us because when we are speaking of leadership of
                              Vivendi Universal, we have to realize that's a great part of this leadership is Doug's success in creating, developing, strengthening, the absolute world leader in the music side, Universal Music Group, and I can tell you that with Doug and all his team around him our intention, Doug, is to kill them all. And to have UMG even as a stronger leader on the music industry. So, ladies and gentlemen, one year after the creation of VUE, all the skills, all the assets, all the talents that we need to fully deploy...our strategy, are within Vivendi Universal or within our close partners. This transaction allows us definitely to successfully implement this global strategy in the US and abroad; it does address what was seen as our relative weakness--that is to say integration and distribution on the US market...not forgetting our clear advantage. Even more so, after this transaction, we are definitely a global group well balanced between USA--forty percent of our turnover--and non-US world, sixty percent. This is a great step. The ultimate goal is clearly to make from vivendi Universal the global media leader of the future. This is a great step towards this goal. I am pleased to be able to announce it today with Barry...with the support of Barry but more than with the support of Barry, also with the support of all the teams--especially those who have been gathered and, at that time, Edgar's leadership in Universal Studios

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                              around Ron Meyer. So, ladies and gentlemen, that's
                              my pleasure to introduce to you a young man named Barry Diller.

Barry Diller:                 Thank you, Jean Marie. You know, I'm not so sure
                              that I like descriptions of age. I think, you know, leading off with it was a bit unfair though.
                              Uh, contrary to written recent opinion, I am not sixty, I am fifty-nine...but I'm not sixty...YET.
                              Hopefully inevitably. Um...the other thing is that, though we use this name, which we did, which was Jean Marie's idea called `Tier One.' From the outset was our code name...our little code didn't seem to work very well since this has been out there in the world of comment and media now for a little bit. In a way, I think it's kind of good because, uh, it allowed people to get comfortable with...with what is a complicated transaction in...in its organization; but what is, in actual reality, very simple. What we've done, and I think that what we've been able to achieve is the testament to the ability for it to have some success...what we've done is to have, in a sense, early re-patriozation of the assets of USA on the entertainment side that...when Edgar and I did our orginal transaction it was quite clear that the motivation was, of course, for the assets to grow in value and then, at a point, it was determined then that that point would be, when I ceased to be the chief executive, that Seagram's and Vivendi
                              Universal as its successor would have a `path' to control; that path to control would have undoubtedly been exercised and the assets would

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                              be put back together. What neither of us knew at
                              that time was that while there was some
                              consolidation and concentration, it had not reached fairly fevered pace that it has in the last several years. And what that did to really...Jean Marie and I, when we started talking about this, is we really said to each other and we...we...the real, I would say, connective tissue began right after Labor Day when we sat in a room a couple of blocks from here and we said, `you know, if we don't solve this issue...if we don't solve this issue between us, while we have all got our reasons why because it's difficult to do, it's complex to do, it involves personalities, it involves all sorts of...of conflicts in terms of who owns the shares and all of that. But if we don't solve this, years from now, people will look and they will say, what dopes were you both that you couldn't figure out how to get these businesses to align themselves correctly for the future.' And what we've done is essentially that. Before the `termination date' of repatriating these assets the wisdom in this transaction is what we've been able to do; and, I think, a perfectly balanced way is we will take the entertainment assets of USA and put them together with Vivendi Universal's assets so that they can operate on a real scale integrated--which they must be if, in fact, there's gonna be the kind of growth and competitive thrust that's necessary in this world. And, on the other side, the USA Interactive assets--and later we're gonna have a press conference on USA Interactive. We thought to

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                              combine everything in one thing would drive you
                              all crazy, much less us, but...so, immediately after this, we're gonna turn to explaining a bit more about what the USA Interactive company is. But to be able to have a USA Interactive stand-alone, independent company that has tremendous out-of-the-gate, so to speak, starting gun in the fact that it will have...six hundred and some odd million dollars of cash flow in its first year next year...uh, close to three billion dollars in cash...and in an area that's full of so much promise. The ability for that company to be on its own and the ability to consolidate these companies AND, I think, the ability of...[fumbling noise] god forbid I press this, it will eject...it says Eject Number One--that's me, so...[laughter]...that what we're gonna be able to create on V-U-E, VUE, which we think will over time the little acronym will...will...

Jean Marie Messier:           -You can see that everyone is making progresses in
                              French.

Barry Diller:                 Yeah, definitely. Let's see...[laughs] so...the
                              ability of us, together, to strategize what is possible; and somebody asked me earlier, they said, well where does your heart really lie in this? I mean, do you have an entertainment heart or this interactive heart?' And I said, `I've been saying long before this,' and people who have heard me bam around in conversations and presentations et cetera, I said that `the truth is that I certainly have a long established entertainment heart. I started in the entertainment business when I was round

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                              twenty. I haven't lost my curiosity for it. I
                              started my interest in interactivity and developing that part...god forbid I would call it `muscle,' whatever it is...'blood' and whatever in '92 right after I left Fox, long before there was an Internet or long before there was a functional Internet. So, I actually...I have genuine, so to speak, heart in both places and...uh...so I think that the ability to do that and to play this role in VUE...uh...gives us the ability, I think, first of all, to have a great good time in addition to the great good luck that we've had heretofore and that we have in this in competing all over the world. The other thing that I would say is that...as it relates to my time and people's questions about, well what am I gonna do with my time? And how am I gonna split it? The truth is you can't chop time in percentages...you can't...it doesn't...that's not real. I basically, up until now, spent about fifty percent of the time in interactive and about fifty percent of the time on the entertainment side. The interactive business has grown, the entertainment business has grown. ON some days I'll spend ninety percent on interactive or ninety percent on VUE. But I believe, and we've talked a good deal about this, that I'll be able to do both areas of my responsibility without it being a burden on either. I actually think it will help either. So, that's the thing on time. You may want to ask additional questions; to the extent I can answer them I'll try but that's my thought on that. As far as the people I get to work with...on the side

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                              of this new venture. First of all, I've known
                              Ronny Meyer, he's been my friend for, I don't know, too long a time...not too long but a long time only in terms of judging the width of the tree. But we've been friends for a very long time. And Pierre Leskuer, who I've known for several years now and I would say that...actually pre-dating this transaction we began to be friends...we have some French in our lives commonly although my wife is Belgian though the language is...that side of the language is French...uh, and she has a flat in Paris and, so, I have...I certainly believe that Pierre is my friend and I'm...in the process of what we've put together I think I'm gonna enjoy that association. Michael Jackson, who is sitting here, recently came to USA to run its entertainment businesses, to be in charge of them, because I felt they absolutely had to have the full time attention of a single leader and Michael Jackson is that leader; previously he ran what I think is the best channel in the world, Channel Four. I thin we have organized this in such a way, in the conversations I've had with Ron and some conversations I've had with Stacy, and some conversations that Michael and I have had...I think we have an original organization for this; it is going to be tension-free. It is certainly hopefully going to be lively and opinionated and full of the passion of argument, which is where I think the best stuff comes out of almost anything creative. But I think it's organized at the outset correctly. And, as far as the


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                              interactive side, I'll deal with that later in
                              terms of its executives here in this part. With me this morning is John Miller, who is the CEO of information and services on the interactive side of USA. So I think, I mean, although I've probably forgotten something, I'm happy...I'm happy to shake your hand actually although I don't want them to take any pictures because they'll be THAT picture, you know? That kind of bromidic picture and whatever--we'll avoid that. But we will be happy to answer any questions that you have...

Jean Marie Messier:           Yes? ON the left side?

UM2: [question in French]? [now speaking English] Last question if I may ask to Mr. Diller. It was in the communique this morning about the French producers basically about, I quote, `an Americanization of French cinema.' I just wanted to have your views on that, I mean, after Mr. Messier, if I may. Thank you.

Jean Marie Messier:           Not only...don't apologize to ask the question in
                              front of Pierre Leskur, that's...that's no problem there. Uh, as I was saying, the fact that this question is raised just shows that Pierre Leskur presents and work in L.A. with all the USG team over the last year...has ben very successful. But what we have achieved, which was not obvious at the beginning, the French guy, even knowing the business, coming to L.A. has been totally overcomed...and that several very positive outcomes have been reached through Pierre's action in L.A. one of the most important for me being the integration between the US and


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                              European side, between Universal Studios and
                              Studio Canal. That job needs to go ahead, needs to be pursued, and no one here has better skills than Pierre Leskuer to continue this job. And, on a more personal basis and that's something that we discussed with Barry and which is very substantial with not only Barry's views but with our own internal management's views and with what has happened, for example, during our discussions with Ecco Star, as an entertainment group we need to be able vis a vie distributors to deal as one single entity. And I've discussed so many times this point with Edgar Broffman, who's smiling right in front of me. And we had been successful in breaking the deal with Ecco Star only because at the end of the day we had been able to make the arbitrage between our technology interest, our TV and film interest...Doug, our music interest, our games interest. We need to act as one single worldwide content group. So we will create a worldwide entertainment committee, which is going to be gathered, let's say, half a day every month and whose main goal is going to gather all the strengths, all the entertainment CEOs of the group...starting by Barry and Ron...Doug, obviously, and [unintelligible name] Turen on the publishing side, to make those positive arbitrage, to extract the synergies between our content businesses, and to have one single voice in our relationships with the key distributors. And I've asked Pierre, who has been very successful in integrating the movie

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                              business on the two sides of the Atlantic, to be
                              along with me in managing and sharing this committee. This is very important to us and this is very important to the group. On your Franco French movie industry question, may I just say that, as we all know and as we all understand, the Franco French exception culturale is dead. We are today in a time of cultural diversity. What does that mean? It means that you need to be both global and local. The wonderful success of Doug Murray's team is the UMG is not only the world leader, UMG is a local leader in six out of the seven main markets around the world. WE need to understand that this is true on the movie side too. The interests of Vivendi Universal is, on one hand, a rather wonderful US major...very successful, very dynamic. Vivendi Universal Entertainment in the US...and, at the same time, to keep Canal presence, Studio Canal being the first support of the French movies industry. But as Canal proceeds as sole and first support of the Polish movie industry in Poland...of the Italian movie industry in Italy. And, for me, let me put it in perhaps a too aggressive way: that kind of statement sounds a little bit archaic in the times that we are living and in those times of cultural diversity. And the anxiety underlined there is totally artificial and has no basis. Yes?

UM3: Mr. Messier, Nicola Bai from Lezico. I have another Franco French question if I may. You remember a few years ago your good friend Rupert Murdock had to take the US citizenship. Do you--because of

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                              his investments in this country--do you think that
                              you will need to do the same?

Jean Marie Messier:           No, I don't think so. I'm pleased that Rupert is a
                              US citizen. I'm proud of my French passport and, uh, I think that obviously in this case we do not need that. May I underline very...very narrow difference between Rupert and I. I think that he is basically the owner of this group. I think that I'm the chairman and CEO of Vivendi Universal on the behalf of my shareholders and vis a vis any question relating to nationality and passport...it has...it makes a difference. Part of Rupert's US citizenship was, was linked with regulatory issues. So, let me be clear, I[`m proud of being a new Yorker--even more so after nine, the eleventh and I'm proud to have my family living here. We are a global group. I'm the French chairman and CEO of the global group.

Barry Diller:                 I would only add that my wife is a Belgian and in
                              Belgian law if you are married, you can have a dual citizenship. So...I'm going there. Yes? Oh, more in the front.

Justin Opelar:                Justin Opelar of Variety. Just a question--with
                              the backdrop of tremendous success in the film division over the past year...any concerns about continuity? You know, given that this is a, you know, substantial management change and kind of, you know, a new structure. And then, one more question, just now that you guys are getting into, you know, the television business to some extent,

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                              there's gonna be some ad exposure there, that had
                              long kind of not been a very significant part of your revenue model. Any kind of concerns about, you know, exposure to that very cyclical market?

Barry Diller:                 On the first part, um, as I read someplace
                              that...what I'll do is fix something--try to fix something that ain't broke--one the contrary, as I've talked with both Ron and Stacy, I'm gonna cove to their culture in this area and, in fact, I'm just a complete supporter of what they have done. I can't imagine that there will be any disruption of any kind in any area on any level or in any particular. It just simply seems to me actually impossible. As it relates to ad exposure
                              I think, Jean Marie, you can answer it as far s the percentage of advertising exposure. I would only say one thing about the, the nature of cable television networks is that they have, of course, two streams of revenue; one comes from advertising and the other comes from subscribers. And it is the strength of those revenue streams that are guaranteed, so to speak, that makes what is, of course, a terrible advertising climate which is gonna continue for a bit. It isn't gonna continue forever, obviously, but it certainly allows the level of program commitments that Mr. Jackson has been engaged in, in juicing together in just such a short period of time from being made to create the assets that when there is an advertising economy with some robustness inside of it that, in fact, the advertising revenues

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                              will shoot back in; but it's protected to a degree
                              by subscription revenues.

Jean Marie Messier:           And just to give you some orders of magnitude,
                              Vivendi Universal Media activities will represent, '02, basically, 32 billion Euros of turnover. The turnover of USAI Entertainment assets are two billion Euros. One set of that is advertising driven, that's six hundred or so, that's in order...just to fix order of magnitudes...two percent of Vivendi Universal media turnover. So, our exposure to advertising as a group is going to jump to double from two to four percent. I'm very fine with that and I'm very fine that it keeps to Vivendi Universal its very strong defensive qualities in the current environment.

Barry Diller:                 In the back?

UM4: At four percent maybe it can go higher. What is your opinion of the broadcast network business? Would you like to own one? Do you see any value in those businesses right now?

Jean Marie Messier:           Can we just stop asking when we are presenting to
                              you what we think is a decisive step, to ask about...yeah, but please, don't you have another one in mind? No? WE do not have another one in mind. Two thousand one has been a year for Vivendi
                              Universal of integration in addressing what was one relative weakness on the US market...the lack of integration in the TV and movies filed, and a lack of access to distribution. So the combination of the acquisition of USAI Entertainment assets and the strategic partnership with Ecco Star...we are fully addressing this relative weakness. Let's work primarily for 2002 to the internal growth of our group. And I can tell you we have a goal in 2002 in terms of revenues gross, which is to continue to reach and to reach in 2002 a double-digit organic growth. I think that at the end of the day such a step as of today is critical for our strategy. But the key strengths of the group? That's to make double-digit organic growth every year. In 2002, we are going to focus on that one.

Barry Diller:                 On this side...

Jean Marie Messier:           And you tell us in the back of the room if you
                              have any question coming from the outside?

UF:                           [inaudible]

Barry Diller:                 OK, another couple of questions here and then
                              we'll go outside.

George Stallag:               hi, gentlemen, George Stallag with the Hollywood
                              Reporter. Quick question. Can you talk a little bit about specific projects that you guys might have been discussing already that leverage the strength of the now-combined operations? I remember you guys have kind of indicated that we might see a Fast and Furious TV series, something like that. What's the latest there? What else might you guys have in mind?

Barry Diller:                 I mean, I think that there's a...there are a
                              series of things that we've already started to discuss that we actually have been discussing for a little bit before...uh, there is a vast library at Universal in terms of the past both in terms of films and television. There's this wonderful cream that has risen to the top in the last few years, of those titles, that can play their role in terms of potential television series et cetera--I mean, rather than give you specific titles and such. But the work has already begun on that. We think that the prospects are rich and we would think that over the next period you'll begin to see them develop.

Jean Marie Messier:           ON the left side? Yeah, we will go back to you
                              right after. Don't worry.

UM5: Why the reluctance, Mr. Messier, to discuss the financing? Can you give us some details on how you're going to make this...

Jean Marie Messier:           -The financing is very easy. You have, basically,
                              three parts in this deal: the first one which represents two-thirds fo the global compensation of the acquisition is by bringing back to USAI those 330 million shares of USAI that we are owning. And Barry is going to reduce the capital of USAI with that. That's basically giving back the shares that we received at the time of the initial transaction. The second part of it, in rough terms, of the 32-million vivendi Universal shares that we are swapping with John Malone...to get more USAI shares that we also bring into the transactions. It's a 1.6 billion dollars consideration in treasury stock. And, finally, you have a cash portion of 1.6 billion dollars, which is an amount equivalent to the one was given to Seagram in 1998. Uh, the 1.6 billion dollars of cash has been pre-financed by the sale of our `B Sky B' stake last week. And using our treasury stock to gain Liberty Media as a core shareholder of Vivendi Universal and helping this transaction to happen, [unintelligible] for our shareholders a very good use that we can do with our treasury stock. At the end of the day, this transaction is not putting pressure on Vivendi
                              Universal. On the reverse, what it allows us to do is to increase our EBDA target for 2002 by more than ten percent. It's to increase our net income in 2002 by roughly 200 million dollars. It's to increase the net free cash flow of the group in 2002 by, let's say three hundred and fifty million dollars. At every level of the PNL and of the cash flow that you may look at, this transaction is very positive to VUE shareholders year one.

Barry Diller:                 Why don't we go to the question behind that we
                              didn't do and then, as Larry King says, we'll go to the phones. Yes?

UM7: Thanks, Thierry Arnot with Le Tribune and the French Business Daily. Uh, I was wondering whether you could both elaborate on the reasons why you decided against integrating the whole of USA networks into Vivendi Universal. And the second question related to that is do you look at it in the same way, in a sense, you are looking at TV back in '97...in other words, let's grow the assets separately with a view to later repatriating them into Vivendi Universal?

Barry Diller:                 Well, I would say, as to the first question, that
                              one of the foundations of this--and I think the art of the transaction--was the ability to have these USA Interactive assets stand on their own separately as a pure business line. And this area of interactivity, while it has certainly gone off like a rocket over the last several years in oft spoken bubble terms is nevertheless the real deal.
                              Interactivity and the...the convergence in all of these, so to speak, media of information and entertainment and direct selling. I mean, interactivity as an organizing principal, standing on its own, is a wonderful business proposition and we've been able to build real companies. It's very important in this transaction and in the art of it I believe that we were able, in a sense, to carve this exactly correctly. And, so, there is this USA Interactive company that I hope and I believe will go one for a very, very long time...growing and building in that...truly important sector of world business; and each year, I believe more so. It has...it does not have, as it relates to the second part of your question, some of you will want to add to that...it does not have the...the foundation principal that the other transaction had. I think much of the misunderstanding and...and, as I've said in a quote that I gave about this, totally unfair criticism of that transaction. The original transaction was it was ALWAYS understood that in that transaction these assets would return. It was understood, by the way, and implied that the best of all possible worlds would be if they increased in value because if they decreased in value. in fact, that would have been a tragedy. In fact, they did increase in value. As
                              Jean Marie has said, there had to be a step one before step two and those shares that were part of that transaction are what, to a very large degree, paid for its repatriozation. So, uh, I think that...as it relates to the same thing happening all over again, while there's nothing in the world that I would preclude, because there certainly is the ability for anything to happen, USA's course is clear and independent. USA Interactive is clear and...independent and there are no such agreements or discussions or et cetera or anything that is a foundation principal with regard to that.

Jean Marie Messier:           Just two quick points, the first one to underline.
                              Those assets have grown in value and we are paying them with the USAI stock, which as grown in value at the same time; that's the reason why from a VUE shareholder's point-of-view this transaction makes a lot of sense. And on the interactive side, just to make you sensitive to one point, we are very much looking with Barry to build between vivendi
                              Universal net and USA Interactive the right commercial long term agreement between our respective interactive and Internet-based businesses. If we were able to play it right, through the right cross-marketing agreement, do you realize that together those assets in terms of unique visitors reach will rank on the worldwide basis, number four? Right after the three ISPs: AOL, MSN, and Yahoo! If we play as a ring to a large extent VUE Net content online
                              Internet sites and the wonderful transactional businesses of USA Interactive, we will be together number one of the non-ISP in terms of Internet reach. I think that it gives you an idea of the potential which does exist here through commercial agreements between us and it does explain to you the reason why I've been discussing with Barry and requesting through the transaction to get for the benefits of my shareholders--of VUE shareholders--a very significant amount of warrants on USAI Interactive to get Barry my share, my stake or my shareholders' stake, of the value that you are going to create also on the interactive side.

Barry Diller:                 And we're hopeful that it comes.

Jean Marie Messier:           Outside?

Barry Diller:                 Yes, let's take it. Okay?

Operator:                     [through phone connection] We have a question
                              coming from Richard Berrier, you may ask you question. Please state your company name.

Richard Berrier:              Um, yes, Richard Berrier, Los Angeles Times. Just
                              a couple of questions. I was a little unclear on Mr. Armstrong's role in the structure? Can you clarify that? I also wanted to ask what the value of this venture will be. And the third question is, um, if you could perhaps elaborate on some of the most fundamental changes we can expect to see at Universal Studios including in the recreation group?

[recording abruptly ends]

[end of tape, side A]

[start of tape, side B]

[recording device is activated]

Barry Diller:                 Well, first of all, I think as it relates to Mr.
                              Armstrong I would direct you to AT&T.

Jean Marie Messier:           It was Jackson perhaps?

Barry Diller:                 Did you say Jackson?

Richard Berrier:              I'm sorry, Mr. Jackson.

Barry Diller:                 Sorry, then...the role of...I thought I...

Jean Marie Messier:           Michael, you're not leaving for AT&T are you?
                              [laughter]

Barry Diller:                 No-no-no. Michael Jackson is not Michael
                              Armstrong. Uh...I think I spoke about it earlier.
                              Michael jackson is going to be the senior executive on the television side of the combined
                              Vivendi Universal Entertainment and, as it relates to changes at Universal Studios, we've talked about that. I think that, in fact, I certainly anticipate none. I would direct you later, after this press conference you can all gather around
                              Ron Meyer and Michael Jackson and they'll tell you what they think because they're the responsible parties.

Jean Marie Messier:           And with Ron as number two to Barry you can
                              imagine that it's going to be a strong team.
                              Value, which was your in the
                              middle...uh...in between question? Uh, let's be over simplistic that's the only way because this financial transaction is a little bit complex.
                              Barry has a lot of very nice people around him who love sophistication in the financial deals.

Barry Diller:                 let me just say we're evenly matched. [laughter]

Jean Marie Messier:           That's quite simple. You may have seen different
                              figures in terms of value of the deal. Let me take the three key figures: 10.3 billion dollars is our value of the deal based on the thirty days average for any stock transaction within the global agreement. We took a thirty days average because that's usual and because it can be an unaffected price after the leak of last week--that's 10.3.
                              Ten point eight billion dollars would be the value of this transaction if you take Friday close stock prices. The problem for us with that is that Friday close do include part of affected stock price on the USAI level. Basically, it gives a
                              10.3 to 10.8 billion dollars range. The only other difference between USAI approach and our approach is that obviously we are taking into account the value of the warrants that we are receiving on USA
                              Interactive. Twenty four million of those warrants, the first trench of twenty four million is not so far, even closer, since the opening of today from being in M&A. They have an objective market value, very significant value to our shareholders that we are taking into account.
                              USAI, looking at the sales of the entertainment assets on a stand-alone basis is not taking into account this value of the warrants; it's a discrepancy of basically eight hundred million dollars, which may leave you to the 11.6 or 11.7 billion dollars, which has been the other figure mentioned for the value of this deal. Obviously, between the...on the warrants, the two approaches are correct. USAI shareholders can look at the value they are selling the entertainment assets; and we are looking, as VUE shareholders, at the total amount of what we get, what we pay for, and what we receive. And, so, we do integrate those warrants with, as I was just mentioning...have a true and very impressive value. I think that those warrants are long term, ten years, let's you...Barry? Time to grow and grow and grow again the value of USA
                              Interactive businesses.

Barry Diller:                 The way we look at the warrants, obviously, from
                              USA's point-of-view--the only issue for the warrants is dilution and the dilution clicks in...first of all, a very long time from now and also at prices that...that are certainly higher than our current share price. So, for us, the effect of the dilution, given our share base, is fairly small and, therefore...and its timing is distant. And, so, consequently, for us in valuing the transaction we feel we legitimately value it at a different basis. This is...well, people would say how could you value the same transaction two different ways? Well, the truth of it is of course you can; there are two different securities, they have different characteristics, the considerations are different in terms of valuing them on either side; and it's, of course, open to interpretation. It's what keeps analysts happily at work and alive. Uh...were not concerned at all by this and we think the simplistic explanation of this is the one that will carry.

Jean Marie Messier:           This range is basically sixteen to eighteen times
                              eBDA pre-synergies and twelve to fourteen times
                              EBDA post-synergies. And, one more time, we are paying mostly...with a stock that will receive initial...and I think that whatever you look at this transaction, all of this makes a lot of sense. But speaking about financing and structure fo the transactions, that's also the...the occasion to thank all of our internal teams who have worked on these transactions but also the outsiders and I'm thanking on our side...to our financial advisor, Goldman Sachs, as the global advisor and Morgan Stanley as the equity advisor to our legal advisor, Kravas and my favorite lawyer and partner, Fiza Assad who is in the back of the room...our audit team of Arthur Andersen hereto such a transaction is a teamwork inside and outside. And I want to thank all of them; they made a tremendous job in such a minimal period of time...that's impressive.

Barry Diller:                 I would...I would certainly add to that the one
                              thing that I can say on both of our behalf is that we have improved employment in new York City profoundly over the last month. [laughter] And, on our side, we could not have done this without Allen & Company as our financial advisor and our special committees advisor...Bear Stearns.

                              With particular respect to this, because fo this transaction...because of USA's board membership, which leave literally four directors who are, so to speak, unconflicted--meaning that they don't' have interests on any side of this because between he Vivendi board members and the Liberty board members and me and....uh...other USA associates.
                              There were four people but we were very lucky, there were four great people...uh...led in this case by Bill Savoy...and...and his leader, Paul Allen, who were one part of the special committee and, on the other side, was General Swarzkopff, who is a member of our board and Ann Busqet. And they...when you're on a board and someone calls you up and says, `you know, we need a special committee so you're actually...you really have to go to work.' And they really did in the last ten days...had to put in an enormous amount of work--they were the group that actually, on the USA side, voted this transaction into being. So a special thanks to them as well as Wachtel Lipton without whom I might be standing here but I'd be far thinner in many different respects. Um...but...and one addition that I would add in this case. Here in this room is Guillaume Aniso, who's the CFO of Vivendi Universal and, in Californian, is victor kaufman, who is the vice chairman of USA and, in respects, in the same way...and without their creative abilities and without there...

Jean Marie Messier:           -Their endless discussions...night discussions...

Barry Diller:                 -Their endless discussions for sure...there would
                              have been, of course, no transaction. It would not have been possible without both of them and I'm glad I'm going to be associated with both in the future. So, just one more question maybe we should do or...?

Jean Marie Messier:           There was one...

Barry Diller:                 Sorry...

UF1:                          [inaudible in background]

Barry Diller:                 Okay, then we'll let you all go to life.

Operator:                     Thank you, our next question comes from Frank
                              Arienz. You may ask your question. Please state your company name.

Frank Arienz:                 Frank Arienz, Washington Post. I have two
                              questions for Mr. Diller: one, what changes will we see on USA networks and when to tell us this deal has happened? And, second, as former head of paramount, Fox, this seems to put you back up at the power level of folks like Michael Eisner and Dick Parsons. How does that feel to be back?

Barry Diller:                 I didn't thin I went very far away to be honest
                              with you but you can all have your own little ideas about that. I've been reading about all of that it, like, makes me laugh every time I see that. Um...it...uh...I can only say the truth, it really does make me kind of smile. That's about my only thought about it. As far as USA networks, I mean, I really think that you should, after this, ask Michael jackson. I mean, he's...he has been at work at USA networks...how long Michael?

Michael Jackson:              Six weeks.

Barry Diller:                 Six weeks. And it's all done and he has a new
                              program schedule for you and he'd be happy to tell you all about it. No...he...he's got this network at a very interesting time. We, last year, I think with some hindsight wisdom, we lost wrestling and that hurt our ratings; but I thin the ideas for USA network and the discussions that he has been having recently and in every discussion that I've been around and heard, I think you would expect real growth for USA networks. It will begin at some point next year; it isn't gonna come fast because it doesn't' happen that way. Solid growth in terms of networking comes over a period of time; but, from the early work ai have enormous confidence in their prospects. So, we have, what?
                              Paris?

Jean Marie Messier:           One other question in Paris? That's right?

UM*:                          [asks question in French]

Jean Marie Messier:           [answers question in French] [returns to
                              English]...so, on this one, the basic answer was what about the depth and credit rating relating to this transaction? I just emphasized the fact that there is 1.6 in cash and 0.75 in preferred stock...twenty Euros below the market interest rate, which is basically 2.5 billion dollars, out of which the cash part has been pre-financed by the sales of Partifal the [unintelligible] sale of Partifal [unintelligible] AB stake. AS far as the global depth ratio of the group is concerned, our target is to have in '02 a depth to EBD ratio well below three times and especially we are focusing to reach that target ahead of the end of the first half of 2002, which means that Vivendi Universal will end up its program of selling its non core asset in the first half of '02; it will give us very comfortable triple B credit rating targets that we are very comfortable with. [Short question to questioner in French]?
                              Ah...doing in French and English if you don't mind for our Paris people? Uh...[continues to caller in French] [returning to English] So, no cleaning of balance sheet because the balance sheet is clean.
                              That was the first part of my answer and the second one is we are committed to issue full US gap earnings starting Q1 of '02. We already, in fact, worked on the basis of US gap accounting methods in '01 in order to build our track record at the time of this year, at the time of the release of our first full quarterly US gap in '02.
                              So we are already applying all US gap
                              methodologies, including those relating to amortization. Another question in paris? That's all? Is there perhaps a final question here? None?
                              There was...

UF*:                          [asking question in French]

Jean Marie Messier:           Oui...I'm just going to give in French about the
                              Pierre Leskuer role...[answers in French]
                              [returning to English] So now we go back to English for one final question?

UM8: Maybe I missed this earlier but what is the reporting relationship, Mr. Diller? Who do you report to?

Barry Diller:                 Who does who...me?

UM8:                          Him.

UM8:                          Directly. Okay.

Barry Diller:                 That's it. Um...thank you all very much. We
                              have...[laughter] What? Did I do that wrong?

Jean Marie Messier:           Excellent!

Barry Diller:                 It was a simple...simple answer. Simplicity is
                              best. We're gonna have a five minute break and then we'll do a USA Interactive...hopefully a brief press conference but thank you all very much.

Jean Marie Messier:           thank you...thank you everyone.

Barry Diller:                 What's that? No, this is nice, this is very nice
                              us together. You don't want that handshake. We'll do that.

[recording device is deactivated]